ASM International nv

Verstkerstraat 8

PO Box 60165

1320 AE Almere

The Netherlands

Tel. +31 8810-08810

Fax +31 8810-08820

September 9, 2009

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Jay Mumford, Senior Attorney

Mail Stop 3030

Washington, D.C. 20549

Dear Mr. Mumford,

Reference is made to your August 31, 2009 letter addressed to me re the Form 20-F filed by ASM International N.V. on March 24, 2009 (File No. 000-13355). We have reviewed the comment and advise as follows.

The referenced Settlement Agreement provides for a set process to address particular royalty questions or issues in a prescribed manner: the first step is written notice of a royalty matter to a party; the second step is amicable resolution with the participation of an expert if desired by Applied; and the final step if not resolved by the parties is through binding arbitration. Initiation of this process is not considered an event of default, and the remedy under these circumstances is the payment of any unpaid royalties for equipment shipped after the written notice that are ultimately agreed to by the parties or determined by arbitration. Termination would be a potential remedy only if the written notice was not properly given and the designated process not adhered to by ASM.

As disclosed, the notice was given by ASM, the royalty payments were stopped as of December 18, 2007 and the proper process is being followed. There are no significant developments since the Form 20-F filing as we continue to work with the expert and Applied to a resolution hopefully without the need for arbitration. If we cannot successfully conclude in a mutually agreeable manner, arbitration is the specified route, not termination.

Accordingly, we believe the current disclosure accurately sets forth the situation, and there are no further developments to update. We of course will make any needed revisions and updates as appropriate in the next Form 20-F for 12/31/09.

We acknowledge that:

•	ASM is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ASM may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing addresses the comment in a satisfactory manner. Please fax (+1 602-470-2434) or call me on my direct line (+1 602-432-1713) for any further input. Your attention and assistance is appreciated.

Best regards,

/s/ Dick Bowers

Dick Bowers

Chief Legal Officer,

ASM Front-End Operations